Exhibit 99.1

FOR IMMEDIATE RELEASE	TSX:SLW
April 7, 2016	NYSE:SLW

Silver wheaton announces CLOSING OF

US$550 million bought-deal COMMON SHARE financing

Vancouver, British Columbia – Silver Wheaton Corp. ("Silver Wheaton" or the "Company") (TSX:SLW) (NYSE:SLW) has closed its previously announced bought-deal common share financing. A total of 33,135,000 common shares of Silver Wheaton were sold at a price of US$16.60 per share (the “Offering”), for aggregate gross proceeds to Silver Wheaton of approximately US$550 million. Silver Wheaton intends to use the net proceeds from the Offering to repay a portion of the debt that was drawn on the Company’s US$2 billion revolving credit facility in November 2015 for the US$900 million purchase of the silver stream on the Antamina mine in Peru.

The Offering was led by RBC Capital Markets, BMO Capital Markets, CIBC Capital Markets and Scotiabank (the “Underwriters”). Silver Wheaton has granted to the Underwriters an option to purchase up to an additional 4,970,250 common shares at a price of US$16.60 per share, on the same terms and conditions as the Offering, exercisable at any time, in whole or in part, until the date that is 30 days following the closing of the Offering. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to Silver Wheaton will be approximately US$632.5 million.

The Offering was completed by way of a prospectus supplement dated March 31, 2016 (the “Supplement”) to the Company’s existing short form base shelf prospectus dated May 4, 2015 which was filed in all of the provinces of Canada and was registered in the United States pursuant to a registration statement filed under the Canada/U.S. multi-jurisdictional disclosure system. These documents may be accessed for free by visiting SEDAR at www.sedar.com or EDGAR at www.sec.gov. A written prospectus relating to the Offering may be obtained upon request in Canada by contacting RBC Capital Markets, Distribution Centre, RBC Wellington Square, 8th Floor, 180 Wellington St. W., Toronto, Ontario, M5J 0C2 (Tel: 1-416-842-5349; E-mail: Distribution.RBCDS@rbccm.com), and, in the United States, by contacting RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; (Tel: 1-877-822-4089; E-mail: equityprospectus@rbccm.com).

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

Termination of Automatic Purchase Plan

Silver Wheaton also reports that as a result of the Offering, its automatic purchase plan under its normal course issuer bid (the “NCIB”) to purchase up to 20,229,671 common shares has terminated. Since initiation of the NCIB, a total of 3,060,454 common shares have been repurchased. The NCIB continues to be in effect until September 22, 2016. The NCIB remains in effect on the same terms and subject to the same restrictions as previously announced and disclosed.

About Silver Wheaton

Silver Wheaton is the largest pure precious metals streaming company in the world.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to statements with respect to the potential exercise of the over-allotment option and the intended use of proceeds of the Offering.

Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those factors discussed in the section entitled “Description of the Business – Risk Factors” in the Supplement filed in Canada in connection with the Offering on SEDAR at www.sedar.com and in the United States as part of the Registration Statement on Form F-10 filed with the SEC.

Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected financial and operational performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

Patrick Drouin

Senior Vice President, Investor Relations

Silver Wheaton Corp.

Tel: 1-844-288-9878

Email: info@silverwheaton.com